140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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October 12, 2010 VIA EDGAR, FEDEX AND FACSIMILE United States Securities and Exchange Commission Division of Corporation Finance	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
100 F Street, N.E. Washington, D.C. 20549-6010	File No. 039614-0007

Attention:	Jeffrey Riedler, Assistant Director Johnny Gharib, Staff Attorney James Peklenk, Staff Accountant	Confidential Treatment Requested Under 17 C.F.R. §§ 200.83

Re:	Complete Genomics, Inc. Registration Statement on Form S-1 File No. 333-168439

Ladies and Gentlemen:

On behalf of Complete Genomics, Inc. (the “Company”), please find enclosed a supplemental Memorandum of Response (the “Memorandum of Response”) responding to Comment #27 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 27, 2010 relating to the Company’s Registration Statement on Form S-1 (File No. 333-168439), which was originally filed with the Commission on July 30, 2010 (as amended to date, the “Registration Statement”) and providing supplementally information that the Company intends to incorporate into a future pre-effective amendment to its Registration Statement. In connection with our submission of this letter and the Memorandum of Response, we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

October 12, 2010

If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact me by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Greg Chin

Greg Chin of LATHAM & WATKINS LLP

Enclosures

cc:	Clifford A. Reid, Complete Genomics, Inc.
Ajay Bansal, Complete Genomics, Inc.
Donald J. Murray, Dewey & LeBoeuf LLP
Arash Aminian-Baghai, Dewey & LeBoeuf LLP
Alan C. Mendelson, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP

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[***] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS MEMORANDUM OF RESPONSE BY COMPLETE GENOMICS, INC.

COMPLETE GENOMICS, INC.

MEMORANDUM OF RESPONSE

On behalf of Complete Genomics, Inc. (the “Company”), we submit this Memorandum of Response (the “Memorandum of Response”) in connection with our submission of a letter dated October 12, 2010. This Memorandum of Response is intended to (a) respond to Comment #27 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 27, 2010 (the “Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-168439), which was originally filed with the Commission on July 30, 2010 (as amended to date, the “Registration Statement”) and (b) provide supplementally for the Staff’s review information that the Company intends to include in a future pre-effective amendment to its Registration Statement. For ease of review, we have set forth below Comment #27 of the Staff’s Letter and the Company’s response thereto. We are respectfully requesting confidential treatment for certain omitted portions of this Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83. This Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the omitted information included in the Memorandum of Response.

COMMENT #27

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 49

Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed. In that amendment, please progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

In response to Comment #27, we are providing the following information for the Staff’s consideration to “bridge management’s fair market value determinations to the current estimated IPO price range.” The Company advises the Staff that no stock options have been granted since September 24, 2010 and that the Company does not anticipate making any additional stock option grants prior to its initial public offering.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In order to ensure the reasonableness of the results of its fair value determinations, the Company compares both the results of the option pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”). The Company advises the Staff that since March 31, 2010, it has utilized the PWERM allocation method as the primary methodology for determining the fair value of its common stock. The Company respectfully incorporates herein its disclosures in its Registration Statement.

[***] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS MEMORANDUM OF RESPONSE BY COMPLETE GENOMICS, INC.

On September 21, 2010 and September 24, 2010, the Company determined the fair value of its common stock to be $6.85 per share (the “Estimated Fair Value”) using the PWERM methodology. The Company determined this fair value assuming five (5) potential future liquidity events:

(i) an initial public offering in 2010 (the “2010 IPO”),

(ii) an initial public offering in 2011,

(iii) a strategic merger or sale of the Company in 2012,

(iv) a dissolution of the Company with no value to common stockholders and

(v) a dissolution of the Company whereby creditors would be repaid and preferred stockholders would receive 0.5x of their original investment and common stockholders receive no value.

For each of these potential future liquidity events, the Company estimated a business equity value, a business equity value discounted to present value and a probability weighting of the applicable liquidity event. The following table sets forth the results of the results of the PWERM analysis used to determine the Estimated Fair Value:

PWERM METHOD	2010 IPO	2011 IPO	Merger or Sale	Dissolution (No value)	Dissolution
Business Equity Value	[***]	[***]	[***]	[***]	[***]
Business Equity Value (PV)[1]	[***]	[***]	[***]	[***]	[***]
Probability weighting	50%	20%	10%	10%	10%
Weighted Equity Value	[***]	[***]	[***]	[***]	[***]
Total Weighted Equity Value	[***]
Fair Value Per Share	$6.85

To determine the business equity value for the 2010 IPO scenario, the Company derived a range of equity values from an analysis of the valuations of comparable DNA sequencing companies at the time of their initial public offerings, including: [***]. [***].

PRICE RANGE

The Company advises the Staff that, on [***] 2010, the prospective underwriters (the “Underwriters”) advised the Company that, [***] they anticipated marketing the offering with a preliminary price range of [***] per share (the “Preliminary Price Range”). [***]2.

[1]	Refers to the equity value discounted to present value based on the present value determination of the estimated time to the applicable liquidity event.
[2]	[***].

[***] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS MEMORANDUM OF RESPONSE BY COMPLETE GENOMICS, INC.

[***].

METHODOLOGY FOR DETERMINING PRELIMINARY PRICE RANGE

[***].

	Low-End	Mid-Point	High-End
Post-Offering Enterprise Value	[***]	[***]	[***]
Post-Offering Unadjusted Equity Value	[***]	[***]	[***]
Post-Offering IPO-Adjusted Equity Value	[***]	[***]	[***]
Pre-Offering Equity Value	[***]	[***]	[***]
Pre-Offering Equity Value per Share	[***]	[***]	[***]

[***] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS MEMORANDUM OF RESPONSE BY COMPLETE GENOMICS, INC.

SUBSEQUENT EVENTS [***]

[***].

	Low-End	Mid-Point	High-End
Post-Offering Enterprise Value	[***]	[***]	[***]
Post-Offering Unadjusted Equity Value	[***]	[***]	[***]
Post-Offering IPO-Adjusted Equity Value	[***]	[***]	[***]
Pre-Offering Equity Value	[***]	[***]	[***]
Pre-Offering Equity Value per Share	[***]	[***]	[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED FAIR VALUE

There are two primary factors that account for the increase in the IPO Price Range over the Estimated Fair Value. The first is the differences in valuation methodology applied by the Underwriters and the Company. In particular, because the PWERM analysis utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value reflects the potential for alternative liquidity events, which inherently decreases the Estimated Fair Value due to the combination of (i) discounting for present value and (ii) the mix of other expected business equity values lower than the 2010 IPO scenario. Conversely, the Underwriters necessarily assumed only a single potential liquidity event, the 2010 IPO, and, as a result, the IPO Price Range was neither reduced by the lower expected business values nor discounted to present value from other potential alternative liquidity events. [***].

[***].

CONCLUSION

The Company has historically determined the fair value of its common stock consistently with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the PWERM methodology, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its PWERM analysis was reasonable at the time, in light of the Company’s relatively short revenue-generating history, the volatility in the capital markets, especially with respect to initial public offerings in the life sciences sector, and the youth and rapid evolution of the DNA sequencing industry. [***].

[***].

[***] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS MEMORANDUM OF RESPONSE BY COMPLETE GENOMICS, INC.

INFORMATION FOR FUTURE PRE-EFFECTIVE AMENDMENT FILING

The Company respectfully advises the Staff that the Underwriters have recommended that the Company include a summary of certain of its unaudited financial results for the three months ended September 30, 2010. As such, the Company anticipates including in a future pre-effective amendment to the Registration Statement the following language on page 6 following the end of the section in the Prospectus Summary titled “Risks Associated with our Business” and prior to the section in the Prospectus Summary titled “Corporate Information”:

“Summary of the Results of Operations for the Three Months Ended

September 30, 2010 (unaudited)

Our financial statements for the three months ended September 30, 2010 are not yet available. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates. The estimates below are based on management’s preliminary review of the results of our operations for that period. We prepared these estimates based on a number of assumptions, estimates and business decisions that are inherently subject to significant business and economic conditions and competitive uncertainties and contingencies, many of which are beyond our control. This summary is not meant to be a comprehensive statement of our unaudited financial results for this period. In the course of preparing our financial statements for the three months ended September 30, 2010 to be filed with the Securities and Exchange Commission, or SEC, we may make adjustments to the amounts from which we derived the estimates below. In addition, our independent registered public accountants have not reviewed the estimates presented below, and additional adjustments may result in the course of their review of our financial statements to be filed with the SEC. For these reasons, our actual results may differ from the estimates below.

The following are our estimated results of operations for the three months ended September 30, 2010:

▪	Revenue between $3.9 million and $4.3 million, which represents sales to approximately 20 customers;

▪	Cash and cash equivalents as of September 30, 2010, of approximately $10.5 million; and

▪	Order backlog for which we believe we will sequence, bill and gain customer acceptance within twelve months of

$9.0 million, as of September 30, 2010.”

[***].

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